Exhibit 99.1

Emera Incorporated announces the closing of the offering of US$750 million Aggregate Principal Amount of Fixed-to-Fixed Reset Rate Junior Subordinated Notes

October  3, 2025

Halifax Nova Scotia  Emera Incorporated (“Emera” or the “Company”) (TSX/NYSE: EMA) announced today that EUSHI Finance, Inc. (the “Issuer”) has completed the sale of US$750,000,000 aggregate principal amount of United States dollar denominated 6.25% fixed-to-fixed reset rate junior subordinated notes due 2056 (the “U.S. Notes”), fully and unconditionally guaranteed by Emera and Emera US Holdings Inc. (“EUSHI and together with Emera, the “Guarantors”). EUSHI is a direct and indirect wholly-owned subsidiary of Emera and the Issuer is a direct, wholly-owned subsidiary of EUSHI. Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., BMO Capital Markets Corp., BofA Securities, Inc., CIBC World Markets Corp., TD Securities (USA) LLC, and Truist Securities, Inc. acted as joint book-running managers in connection with the U.S. Notes offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the U.S. Notes and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

The U.S. Notes have not been qualified by prospectus for public distribution under the securities laws of any province or territory of Canada. The U.S. Notes are not being, and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except under exemptions from prospectus requirements of those securities laws, and either by an appropriately registered dealer or in circumstances where a dealer registration is not required.

The U.S. Notes will not be listed on any securities exchange, and the Issuer and the Guarantors do not intend to arrange for the U.S. Notes to be included on any quotation system.

Use of Proceeds

Emera intends to use the net proceeds for general corporate purposes including, without limitation, to repay existing indebtedness.

Forward Looking Information

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), including, without limitation, the intended use of the net proceeds from the sale of the U.S. Notes.  Undue reliance should not be placed on this forward-looking information, which applies only as of the date hereof. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from those expressed or implied by such forward-looking information. The forward-looking information in this news release is made only as of the date hereof, and Emera disclaims any intention or obligation to update or revise any forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “ Enterprise Risk and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.

About Emera

Emera (TSX/NYSE: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.6 million customers in the United States, Canada and the Caribbean. Our team of 7,600 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange and its common shares are listed and trade on the New York Stock Exchange. Additional information can be accessed at www.emera.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Investor Relations

David Bezanson

Vice President Investor Relations & Pensions, Emera Inc.

902-474-2126

dave.bezanson@emera.com

Media

Emera Corporate Communications
media@emera.com